February 3, 2016

Consolidated Financial Results for the Nine Months ended December 31, 2015

＜under Japanese GAAP＞

Company Name:	The Bank of Yokohama, Ltd.	Stock Exchange Listing:	Tokyo
Code Number:	8332	URL:	http://www.boy.co.jp/
Representative:	Representative Director, President Tatsumaro Terazawa
Quarterly Securities Report (Shihanki Hokokusho) Issuing Date:	February 4, 2016
Commencement of Dividend Payment:	－
Trading Accounts:	Established
Supplemental Information for Quarterly Financial Statements:	Available
Quarterly Investor Meeting Presentation:	Not Scheduled

 (Amounts less than one million yen are rounded down.)
1. Consolidated Financial Results (for the Nine months ended December 31, 2015)
(1) Operating Results			(Unit: Millions of Yen, except per share data and percentages)
	Ordinary Income		Ordinary Profit		Profit Attributable to Owners of Parent
Nine months ended December 31, 2015	239,884	6.6%	85,409	0.3%	55,879	3.5%
Nine months ended December 31, 2014	224,978	4.0%	85,086	14.0%	53,967	16.9%
(Note 1)	Comprehensive Income: Nine months ended December 31, 2015: ¥48,171 million [(45.7%)];
                           Nine months ended December 31, 2014: ¥88,824 million [50.6%]
(Note2)	Percentages shown in Ordinary Income, Ordinary Profit, Profit Attributable to Owners of Parent and Comprehensive Income are the increase (decrease) from the same period previous year.

	Net Income per Share	Net Income per Share (Diluted)
Nine months ended December 31, 2015	¥45.36	¥45.34
Nine months ended December 31, 2014	¥42.64	¥42.62

(2) Financial Position	(Unit: Millions of Yen, except percentages)
	Total Assets	Total Net Assets	Own Capital Ratio
December 31, 2015	15,746,728	1,017,451	6.1%
March 31, 2015	15,377,845	1,010,495	6.2%
(Reference)	Own Capital: December 31, 2015: ¥971,862 million; March 31, 2015: ¥965,213 million
(Note)	Own Capital Ratio = (Total Net Assets - Subscription Rights to Shares - Non-controlling Interests) / Total Assets
            The ratio above is not based on the regulation of Capital Adequacy Ratio.

2. Dividends on Common Stock
	Annual Cash Dividends per Share
	1st Quarter-End	2nd Quarter-End	3rd Quarter-End	Fiscal Year-End	Total
Fiscal year ended March 31, 2015	－	¥5.50	－	¥7.50	¥13.00
Fiscal year ending March 31, 2016	－	¥5.50	－
Fiscal year ending March 31, 2016 (Forecasts)				¥8.50	¥14.00
(Note 1)	Revision of forecasts for dividends from the latest announcement: No
(Note2)	Year-End Dividend for Fiscal year ending March 31, 2016 (Forecasts) includes a Special Dividend of ¥ 3.00.

3. Consolidated Earnings Forecasts （for the fiscal year ending March 31, 2016）
(Unit: Millions of Yen, except per share data)
	Ordinary Profit		Profit Attributable to Owners of Parent		Net Income per Share
Fiscal year ending March 31, 2016	116,500	7.7%	76,500	0.2%	¥62.33
(Note 1)	Percentages shown in Ordinary Profit and Profit Attributable to Owners of Parent are the increase (decrease) from the same period previous year.
(Note 2)	Revisionof earnings forecasts from the latest announcement: No

※ Note
(1) Changes in the scope of consolidated significant subsidiaries during the nine months ended December 31, 2015: No

(2) Adoption of simplified accounting methods for the preparation of quarterly consolidated financial statements: No

(3) Changes in accounting policies, accounting estimates, and restatements:

(A) Changes in accounting policies due to revision of accounting standards:	Yes
(B) Changes in accounting policies due to reasons other than (A):	No
(C) Changes in accounting estimates:	No
(D) Restatements:	No

(4) Number of common stocks issued:
(A) Number of stocks issued (including treasury stocks):	December 31, 2015	1,254,071,054 shares	March 31, 2015	1,254,071,054 shares
(B) Number of treasury stocks:	December 31, 2015	39,999,321 shares	March 31, 2015	7,855,711 shares
(C) Average outstanding stocks for the nine months ended:	December 31, 2015	1,231,662,654 shares	December 31, 2014	1,265,409,533 shares

(Display of implementation status of the quarterly review procedure)
This report is out of the scope of the quarterly review procedure which is required by the “Financial Instruments and Exchange Law”. The review procedure of quarterly consolidated financial statements based on the “Financial Instruments and Exchange Law” has been completed.

(Notes for using forecasts information, etc.)
1.
The description of future performance of this report is based on information, which is presently available and certain assumptions which are considered to be reasonable, and it does not guarantee future performance. Please take note that future performance may differ from forecasts.

2.
 Average outstanding stocks for this period which are used to calculate net income per share for the fiscal year ending March 31, 2016 is based on the average of ‘Average outstanding stocks for the nine months ended December 31, 2015’, which is indicated ‘(4)Number of common stocks issued’ above, and ‘Average outstanding stocks from January 1, 2016 to March 31, 2016 (forecast)’.

Contents of Attachment

1. Qualitative Information Regarding Consolidated Financial Statements for the Nine Months Ended December 31, 2015
(1) Qualitative Information Regarding Operating Results
(2) Qualitative Information Regarding Financial Position
(3) Information Regarding Consolidated Earnings Forecasts

2. Summary Information (Note)
(1) Changes in Accounting Policies, Accounting Estimates, and Restatements

3. Consolidated Financial Statements
(1) Consolidated Balance Sheets
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income
(3) Notes on Going Concern Assumption
(4) Notes for Significant Changes in the Amount of Shareholders’ Equity

(Reference)
Non-Consolidated Financial Statements

※Supplemental Information for Quarterly Financial Statements
Selected Financial Information for the Nine Months Ended December 31, 2015

1.	Qualitative Information Regarding Consolidated Financial Statements for the Nine Months Ended December 31, 2015
(1)	Qualitative Information Regarding Operating Results
During the nine months ended December 31, 2015, ordinary income increased by 14.906 billion yen to 239.884 billion yen from the same period of the previous year, primarily due to the increase in other ordinary income including derivative income. Ordinary expenses increased by 14.583 billion yen to 154.474 billion yen, mainly due to the increase in other ordinary expenses including losses on sales of bonds (e.g. government bonds). As a result, ordinary profit for the period ended December 31, 2015 increased by 0.323 billion yen to 85.409 billion yen from the same period of the previous year. Profit attributable to owners of parent increased by 1.912 billion yen to 55.879 billion yen from the same period of the previous year.

(2)	Qualitative Information Regarding Financial Position
In spite of the efforts to obtain deposits by promoting establishment of comprehensive business relationship with the customers, deposits as of December 31, 2015 decreased by 27.6 billion yen to 12,093.8 billion yen.  This includes the increase of fixed deposits by 65.0 billion yen to 3,298.2 billion yen.
Loans and bills discounted as of December 31, 2015 increased by 266.3 billion yen to 9,990.3 billion yen. In addition, securities as of December 31, 2015 increased by 42.2 billion yen to 2,502.6 billion yen. This includes the increase of government bonds by 80.4 billion yen to 783.6 billion yen.
Total assets as of December 31, 2015 increased by 368.9 billion yen to 15,746.7 billion yen, and net assets as of December 31, 2015 increased by 7.0 billion yen to 1,017.4 billion yen.

(3)	Information Regarding Consolidated Earnings Forecasts
Same as the information regarding consolidated earnings forecasts released on November 9, 2015.

2.	Summary Information (Note)
(1)	Changes in Accounting Policies, Accounting Estimates, and Restatements
(Changes in accounting policies)
The Bank has adopted Accounting Standard for Business Combinations (ASBJ Statement No. 21 issued on September 13, 2013, “Business Combination Accounting Standard”), Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 issued on September 13, 2013, “Consolidation Accounting Standard”) and Accounting Standard for Business Divestitures (ASBJ Statement No. 7 issued on September 13, 2013, “Business Divestitures Accounting Standard”), effective from the three months ended June 30, 2015. In accordance with these accounting standards, the Bank has changed accounting policies as follows:
(a)	The difference arising from a change in the Bank’s ownership interests in a subsidiary over which the Bank continues to have control is recognized in Capital surplus.
(b)	Acquisition-related costs are expensed in the period incurred.
(c)
For a business combination occurring on or after April 1, 2015, an adjustment to the provisional amounts arising from the finalization of the tentative accounting treatment relating to the purchase price allocation is retrospectively recognized in the consolidated financial statements for the accounting period in which the combination occurs.

In addition, changes are made to the presentation of “Profit” and other relevant items, and “Minority interests” is changed to “Non-controlling interests”. Certain amounts in the consolidated financial statements for the nine months ended December 31, 2014 and the year ended March 31, 2015 have been reclassified to reflect these changes.
In accordance with the transitional treatments set forth in Paragraph 58-2(4) of Business Combination Accounting Standard, Paragraph 44-5(4) of Consolidation Accounting Standard and Paragraph 57-4(4) of Business Divestitures Accounting Standard, the Bank has prospectively adopted these accounting standards from the beginning of the three months ended June 30, 2015.
There is no effect of these changes on the consolidated financial statements for the nine months ended December 31, 2015.

3.	Consolidated Financial Statements
(1)	Consolidated Balance Sheets
		(Unit: Millions of Yen)
	As of March 31, 2015	As of December 31, 2015
Assets:
Cash and due from banks	2,303,301	2,301,056
Call loans and bills bought	273,006	267,044
Monetary claims bought	124,369	105,981
Trading assets	15,233	9,318
Securities	2,460,453	2,502,662
Loans and bills discounted	9,724,053	9,990,345
Foreign exchanges	7,315	6,626
Lease receivables and investment assets	65,028	64,123
Other assets	115,104	213,131
Tangible fixed assets	125,136	129,260
Intangible fixed assets	12,205	11,824
Net defined benefit asset	32,392	38,232
Deferred tax assets	5,150	4,447
Customers' liabilities for acceptances and guarantees	182,209	165,802
Allowance for loan losses	(67,115)	(63,131)
Total assets	15,377,845	15,746,728
Liabilities:
Deposits	12,121,479	12,093,842
Negotiable certificates of deposit	106,960	271,282
Call money and bills sold	777,299	1,000,255
Payables under securities lending transactions	247,651	201,941
Trading liabilities	609	136
Borrowed money	695,315	828,173
Foreign exchanges	56	367
Other liabilities	193,190	124,426
Provision for directors' bonuses	69	-
Net defined benefit liability	253	283
Provision for reimbursement of deposits	1,653	1,496
Provision for contingent losses	774	736
Reserves under special laws	11	13
Deferred tax liabilities	22,353	23,056
Deferred tax liabilities for land revaluation	17,461	17,461
Acceptances and guarantees	182,209	165,802
Total liabilities	14,367,349	14,729,276
Net assets:
Capital stock	215,628	215,628
Capital surplus	177,244	177,244
Retained earnings	430,668	470,293
Treasury shares	(5,090)	(29,005)
Total shareholders’ equity	818,450	834,161
Valuation difference on available-for-sale securities	109,501	99,283
Deferred gains or losses on hedges	41	13
Revaluation reserve for land	36,060	36,060
Remeasurements of defined benefit plans	1,159	2,343
Total accumulated other comprehensive income	146,762	137,701
Subscription rights to shares	314	249
Non-controlling interests	44,967	45,338
Total net assets	1,010,495	1,017,451
Total liabilities and net assets	15,377,845	15,746,728

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

(Consolidated Statements of Income)

(For the nine months ended)	(Unit: Millions of Yen)
	For the nine months ended December 31, 2014	For the nine months ended December 31,2015
Ordinary income	224,978	239,884
Interest income	124,312	123,262
Of which, interest on loans and bills discounted	99,820	95,794
Of which, interest and dividends on securities	20,253	22,743
Fees and commissions	48,049	47,612
Trading income	1,764	2,408
Other ordinary income	45,873	58,072
Other income	4,978	8,528
Ordinary expenses	139,891	154,474
Interest expenses	5,999	7,336
Of which, interest on deposits	3,347	3,595
Fees and commissions payments	8,245	8,459
Other ordinary expenses	37,252	51,865
General and administrative expenses	85,303	82,997
Other expenses	3,091	3,815
Ordinary profit	85,086	85,409
Extraordinary income	3,649	8
Gain on disposal of non-current assets	3,128	8
Gain on bargain purchase	520	-
Extraordinary losses	1,429	393
Loss on disposal of non-current assets	1,426	391
Other	2	2
Income before income taxes	87,307	85,024
Income taxes-current	26,195	22,245
Income taxes-deferred	3,788	5,545
Total income taxes	29,984	27,791
Profit	57,322	57,232
Profit attributable to non-controlling interests	3,354	1,353
Profit attributable to owners of parent	53,967	55,879

(Consolidated Statements of Comprehensive Income)

(For the nine months ended)	(Unit: Millions of Yen)
	For the nine months ended December 31, 2014	For the nine months ended December 31,2015
Profit	57,322	57,232
Other comprehensive income	31,501	(9,061)
Valuation difference on available-for-sale securities	29,796	(10,217)
Deferred gains or losses on hedges	(77)	(27)
Remeasurements of defined benefit plans	1,782	1,183
Comprehensive income	88,824	48,171
(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	85,188	46,817
Comprehensive income attributable to non-controlling interests	3,636	1,353

(3)	Notes on Going Concern Assumption
Not applicable.

(4)	Notes for Significant Changes in the Amount of Shareholders’ Equity
Not applicable.

(Reference)
Non-Consolidated Financial Statements
Non-Consolidated Balance Sheets

	(Unit: Millions of Yen)
	As of March 31, 2015	As of December 31, 2015
Assets:
Cash and due from banks	2,299,181	2,296,353
Call loans	273,006	267,044
Monetary claims bought	117,416	97,914
Trading assets	15,233	9,318
Securities	2,461,869	2,504,388
Loans and bills discounted	9,778,038	10,036,282
Foreign exchanges	7,315	6,626
Other assets	87,452	185,726
Tangible fixed assets	126,047	130,655
Intangible fixed assets	10,696	10,598
Prepaid pension costs	30,682	34,776
Customers' liabilities for acceptances and guarantees	54,678	50,181
Allowance for loan losses	(57,284)	(53,403)
Total assets	15,204,334	15,576,464
Liabilities:
Deposits	12,158,517	12,125,271
Negotiable certificates of deposit	126,960	291,282
Call money	777,299	1,000,255
Payables under securities lending transactions	247,651	201,941
Trading liabilities	609	136
Borrowed money	710,193	841,289
Foreign exchanges	56	367
Other liabilities	140,327	73,783
Income taxes payable	10,807	7,916
Asset retirement obligations	22	37
Other	129,497	65,829
Provision for directors' bonuses	69	-
Provision for reimbursement of deposits	1,653	1,496
Provision for contingent losses	774	736
Deferred tax liabilities	22,613	22,465
Deferred tax liabilities for land revaluation	17,461	17,461
Acceptances and guarantees	54,678	50,181
Total liabilities	14,258,865	14,626,670
Net assets:
Capital stock	215,628	215,628
Capital surplus	177,244	177,244
Legal capital surplus	177,244	177,244
Retained earnings	413,864	453,149
Legal retained earnings	38,384	38,384
Other retained earnings	375,479	414,765
Reserve for advanced depreciation of non-current assets	2,585	2,585
General reserve	118,234	118,234
Retained earnings brought forward	254,660	293,945
Treasury shares	(5,090)	(29,005)
Total shareholders’ equity	801,646	817,017
Valuation difference on available-for-sale securities	107,406	96,452
Deferred gains or losses on hedges	41	13
Revaluation reserve for land	36,060	36,060
Total valuation and translation adjustments	143,508	132,526
Subscription rights to shares	314	249
Total net assets	945,469	949,793
Total liabilities and net assets	15,204,334	15,576,464

Non-Consolidated Statements of Income
(For the nine months ended)	(Unit: Millions of Yen)
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2015
Ordinary income	189,160	207,786
Interest income	125,830	125,499
Of which, interest on loans and bills discounted	99,953	95,914
Of which, interest and dividends on securities	21,744	24,950
Fees and commissions	40,214	41,019
Trading income	372	468
Other ordinary income	19,653	31,812
Other income	3,089	8,986
Ordinary expenses	111,742	126,375
Interest expenses	6,830	8,161
Of which, interest on deposits	3,350	3,598
Fees and commissions payments	10,142	10,264
Other ordinary expenses	14,510	29,067
General and administrative expenses	78,637	76,335
Other expenses	1,621	2,546
Ordinary profit	77,417	81,411
Extraordinary income	2,630	8
Gain on disposal of non-current assets	2,630	8
Extraordinary losses	1,426	388
Loss on disposal of non-current assets	1,426	388
Income before income taxes	78,621	81,031
Income taxes-current	23,825	20,551
Income taxes-deferred	2,601	4,941
Total income taxes	26,426	25,492
Net income	52,195	55,539

Selected Financial Information for the Nine Months Ended December 31, 2015

Contents

I.   Summary

II.   Digest of Financial Results for the nine months ended December 31, 2015
1.    Profit and Loss
2.    Average Balance of Use and Source of Funds (Domestics)
3.    Interest Margins (Domestics)
4.    Gains or Losses on Investment Securities
5.    Net Unrealized Gains (Losses) on Securities
6.    Derivative Contracts

III.  Loans, etc. Information
1.   Risk Managed Loan Information
2.   Status of Claims Disclosed under the Financial Revitalization Law
3.   Loan Portfolio Information
4.   Loans Information
5.   Deposits Information
6.   Individual Deposit Assets, etc.
7.   Loan- Deposit Ratio and Securities-Deposit Ratio

SELECTED FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

I. Summary
1. Income status

<Non-Consolidated>
・Gross operating income ・・・Gross operating income decreased by 3.2 billion yen to 151.3 billion yen from the same period of the previous year due to the decrease in interest income and other ordinary income both from domestic operations despite of the increase in the fees and commissions from domestic operations.

・Core net business profit ・・ Core net business profit decreased by 1.4 billion yen to 77.4 billion yen from the same period of the previous year due to the decrease in gross operating income despite of the decrease in expenses mainly due to the decrease in deposit insurance premiums.

・Ordinary profit ・・・・・・・・・ Ordinary profit increased by 4.0 billion yen to 81.4 billion yen from the same period of the previous year, hitting a historic high, due to the decrease in credit costs and the increase in gains or losses on stocks and other securities.

・Net income ・・・・・・・・・・ Net income increased by 3.4 billion yen to 55.5 billion yen from the same period of the previous year, hitting a historic high, due to the increase in Ordinary profit and the decrease in income taxes caused by the decrease in the corporate income tax rate.

<Consolidated>
・Profit attributable to owners of parent ・・・Profit attributable to owners of parent increased by 1.9 billion yen to 55.8 billion yen from the same period of the previous year, hitting a historic high, due to the increase of Net income (Non-Consolidated).

[Non-Consolidated]	For the nine months ended		(Unit: Billions of Yen) For the year ended
	December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
		(A)–(B)
Gross operating income	151.3	(3.2)	154.5	204.4
Of which, interest income from domestic operations	115.7	(1.9)	117.6	155.0
Of which, fees and commissions from domestic operations	30.4	0.7	29.7	42.2
Of which, other ordinary income from domestic operations	1.6	(2.1)	3.7	3.2
Expenses (－)	73.8	(1.9)	75.7	100.4
(Reference) OHR (%)	48.8	(0.2)	49.0	49.1
Core net business profit	77.4	(1.4)	78.8	104.0
Provision of allowance for general loan losses (－)	－	3.5	(3.5)	(2.7)
Net business profit	77.4	(4.9)	82.3	106.7
Non-recurring gains (losses)	3.9	8.7	(4.8)	(4.7)
Of which, disposal of bad debts (－)	(1.1)	(4.5)	3.4	3.4
Of which, gains or losses on stocks and other securities	4.6	4.6	0.0	1.5
Ordinary profit	81.4	4.0	77.4	102.0
Net income	55.5	3.4	52.1	67.5

Credit costs (－)	(1.1)	(1.1)	(0.0)	0.7

[Consolidated]
Ordinary profit	85.4	0.4	85.0	108.0
Profit attributable to owners of parent	55.8	1.9	53.9	76.3

2. Loans and Deposits, etc.

・Loans ・・・・・・Loans increased by 270.0 billion yen to 9,848.1 billion yen (annual rate of 2.8%) from the same period of the previous year due to the increase in loans to individuals, especially in apartment loans, as well as the increase in loans to small and medium-sized businesses.

・Deposits ・・・・Deposits increased by 398.1 billion yen to 11,973.7 billion yen (annual rate of 3.4%) from the same period of the previous year due to the 246.9 billion yen increase of individual deposits as well as the increase in corporate deposits.

[Non-Consolidated] Loans

Domestic branches (excluding loans in offshore market account)	For the nine months ended		(Unit: Billions of Yen) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
Loans <average balance>	9,848.1	270.0	9,578.1	9,817.6
Of which, loans to small and medium-sized businesses, etc.	7,930.2	186.5	7,743.7	7,907.9
Loans to small and medium-sized businesses	3,066.0	114.9	2,951.1	3,043.1
Loans to individuals	4,864.1	71.5	4,792.6	4,864.8

[Non-Consolidated] Deposits
Domestic branches (excluding deposits in offshore market account)	For the nine months ended		(Unit: Billions of Yen) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
Deposits <average balance>	11,973.7	398.1	11,575.6	11,987.0
Of which, deposits from individuals	9,066.5	246.9	8,819.6	9,042.3

・Investment products for individuals・・・Investment products for individuals decreased by 71.5 billion yen to 2,083.6 billion yen from the same period of the previous year, due to the decrease in net asset value of investment trusts (Non-Consolidated) and the decrease in public bonds (Non-Consolidated).

[Consolidated] Investment products for individuals
			(Unit: Billions of Yen)
	As of December 31, 2015 (A)		As of December 31, 2014 (B)	As of September 30, 2015
		(A)–(B)
Total balance of investment products for individuals (Group total)	2,083.6	(71.5)	2,155.1	2,031.8
Investment products for individuals (The Bank of Yokohama, Ltd.)	1,737.4	(64.2)	1,801.6	1,712.0
Of which, investment trusts (The Bank of Yokohama, Ltd.)	578.5	(29.3)	607.8	571.3
Of which, insurance (The Bank of Yokohama, Ltd.)	987.3	20.0	967.3	960.9
Of which, public bonds (The Bank of Yokohama, Ltd.)	143.1	(49.4)	192.5	151.1
Investment products for individuals at Hamagin Tokai Tokyo Securities Co., Ltd.	346.2	(7.3)	353.5	319.7

	II. Digest of Financial Results for the nine months ended December 31, 2015

	1. Profit and Loss		(Unit: Millions of Yen)
	[Non-Consolidated]		For the nine months ended			For the year ended
			December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
				(A)–(B)
				[( 2.1%)]
1	Gross operating income		151,306	(3,281)	154,587	204,486
2	(Excluding gains (losses) on bonds)		177,838	10,552	167,286	227,880
3	Gross operating income from domestic operations		148,061	(3,514)	151,575	200,996
4	(Excluding gains (losses) on bonds)		174,783	10,146	164,637	224,582
5	Interest income		115,792	(1,903)	117,695	155,066
6	Fees and commissions		30,470	675	29,795	42,269
7	Trading income		190	(116)	306	379
8	Other ordinary income		1,608	(2,170)	3,778	3,280
9	(Of which, gains (losses) on bonds)		(26,721)	(13,660)	(13,061)	(23,585)
10	Gross operating income from international operations		3,244	233	3,011	3,490
11	(Excluding gains (losses) on bonds)		3,054	406	2,648	3,298
12	Interest income		1,545	241	1,304	1,531
13	Fees and commissions		284	8	276	365
14	Trading income		277	212	65	40
15	Other ordinary income		1,136	(229)	1,365	1,552
16	(Of which, gains (losses) on bonds)		189	(173)	362	192
				[( 2.5%)]
17	Expenses	(－)	73,867	(1,917)	75,784	100,430
18	Personnel	(－)	33,663	419	33,244	44,584
19	Facilities	(－)	34,904	(2,978)	37,882	49,630
20	Taxes	(－)	5,299	642	4,657	6,215
21	(Reference) OHR (%) (17÷1)		48.8	(0.2)	49.0	49.1
				[( 1.7%)]
22	Core net business profit		77,438	(1,364)	78,802	104,055
23	(Excluding gains (losses) on bonds)		103,970	12,469	91,501	127,449
24	Provision of allowance for general loan losses	(－)	－	3,512	(3,512)	(2,725)
25	Net business profit		77,438	(4,877)	82,315	106,781
26	(Of which, gains (losses) on bonds)		(26,531)	(13,832)	(12,699)	(23,393)
27	Non-recurring gains (losses)		3,972	8,869	(4,897)	(4,743)
28	Disposal of bad debts	(－)	(1,194)	(4,627)	3,433	3,480
29	Written-off of loans	(－)	695	227	468	1,372
30	Provision of allowance for specific loan losses	(－)	－	(3,827)	3,827	3,455
31	Loss on sales of non-performing loans	(－)	3	(19)	22	22
32	Reversal of allowance for loan losses		1,306	1,306	－	－
33	Recoveries of written-off claims		792	(343)	1,135	1,751
34	Other	(－)	205	(45)	250	381
35	Gain or loss on stocks and other securities		4,621	4,527	94	1,576
36	Gain on sales of stocks and other securities		4,641	4,525	116	1,598
37	Loss on sales of stocks and other securities	(－)	－	(13)	13	13
38	Loss on devaluation of stocks and other securities	(－)	19	11	8	8
39	Other non-recurring gains (losses)		(1,843)	(285)	(1,558)	(2,839)
				[5.1%]
40	Ordinary profit		81,411	3,994	77,417	102,037
41	Extraordinary income (losses)		(379)	(1,582)	1,203	1,020
42	Gain (loss) on disposal of non-current assets		(379)	(1,582)	1,203	1,020
43	Gain on disposal of non-current assets		8	(2,622)	2,630	2,630
44	Loss on disposal of non-current assets	(－)	388	(1,038)	1,426	1,610
45	Income before income taxes		81,031	2,410	78,621	103,057
46	Income taxes-current	(－)	20,551	(3,274)	23,825	28,570
47	Income taxes-deferred	(－)	4,941	2,340	2,601	6,965
48	Total income taxes	(－)	25,492	(934)	26,426	35,536
				[6.4%]
49	Net income		55,539	3,344	52,195	67,521

				[ - ]
50	Credit costs (24+28)	(－)	(1,194)	(1,115)	(79)	755

[Consolidated]		For the nine months ended		(Unit: Billions of Yen) For the year ended
		December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
			(A)–(B)
			[( 2.8%)]
Consolidated gross operating income		163,694	(4,809)	168,503	223,561
Interest income		115,925	(2,388)	118,313	156,221
Fees and commissions		39,153	(650)	39,803	55,311
Trading income		2,408	644	1,764	2,362
Other ordinary income		6,206	(2,414)	8,620	9,665
General and administrative expenses	(–)	82,997	(2,306)	85,303	113,075
Credit costs	(–)	225	975	(750)	3,429
Written-off of loans	(–)	1,937	(256)	2,193	3,646
Provision of allowance for specific loan losses	(–)	–	–	–	4,273
Provision of allowance for general loan losses	(–)	–	–	–	(2,150)
Reversal of allowance for loan losses		282	(1,005)	1,287	–
Recoveries of written-off claims		1,638	(307)	1,945	2,759
Other	(–)	209	(79)	288	419
Gain or loss on stocks and other securities		4,627	4,499	128	308
Other		310	(697)	1,007	710
			[0.3%]
Ordinary profit		85,409	323	85,086	108,074
Extraordinary income (losses)		(384)	(2,604)	2,220	10,611
Of which, gain on bargain purchase		–	(520)	520	9,101
Income before income taxes		85,024	(2,283)	87,307	118,686
Income taxes-current	(–)	22,245	(3,950)	26,195	31,774
Income taxes-deferred	(–)	5,545	1,757	3,788	7,588
Total income taxes	(–)	27,791	(2,193)	29,984	39,362
Profit		57,232	(90)	57,322	79,324
Profit attributable to non-controlling interests	(–)	1,353	(2,001)	3,354	2,999
			[3.5%]
Profit attributable to owners of parent		55,879	1,912	53,967	76,324

Note: Consolidated gross operating income =(Interest income－Interest expenses)＋(Fees and commissions －Fees and commissions payments)
+ (Trading income－Trading expenses)＋(Other ordinary income－Other ordinary expenses)

			(Unit: Millions of Yen)
(Reference)	For the nine months ended		For the year ended
	December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
		(A)–(B)
		[( 3.4%)]
Consolidated net business profit	82,904	(2,929)	85,833	114,451

Note: Consolidated net business profit = Non-consolidated core net business profit + Ordinary profit of consolidated subsidiaries (excluding Credit costs)
+ “Ordinary profit of equity-method affiliates” * share of stockholders equity - internal trade (dividend, etc.)

(Number of Consolidated Companies)			(Unit: Number of Companies)
	As of December 31, 2015 (A)		As of December 31, 2014 (B)	As of March 31, 2015
		(A)–(B)
Number of consolidated subsidiaries	12	0	12	12
Number of companies accounted for by the equity method	0	0	0	0

2. Average Balance of Use and Source of Funds (Domestics)				(Unit: Billions of Yen)
[Non-Consolidated]	For the nine months ended			For the year ended
	December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
		(A)–(B)
Interest-earning assets	12,261.4	185.8	12,075.6	12,117.7
Loans and bills discounted	9,715.1	232.1	9,483.0	9,520.6
Loans to small and medium-sized businesses, etc.	7,872.6	174.2	7,698.4	7,722.3
Loans to small and medium-sized businesses	3,008.4	102.6	2,905.8	2,920.2
Loans to individuals	4,864.1	71.5	4,792.6	4,802.1
Securities	2,247.6	95.0	2,152.6	2,169.7
Bonds	2,129.2	98.3	2,030.9	2,048.2
Stocks	118.4	(3.2)	121.6	121.5
Interest-bearing liabilities	13,506.7	1,341.4	12,165.3	12,317.4
Deposits	11,819.4	387.8	11,431.6	11,473.8
Individual deposits	9,036.3	253.0	8,783.3	8,818.5
External liabilities	1,380.2	898.0	482.2	594.5

3.  Interest Margins (Domestics)
[Non-Consolidated]		For the nine months ended			(Unit: %) For the year ended
		December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
			(A)–(B)
Yield on interest-earning assets	(A)	1.29	(0.04)	1.33	1.31
Loans and bills discounted		1.29	(0.09)	1.38	1.37
Securities		1.32	0.08	1.24	1.18
Yield on interest-bearing liabilities	(B)	0.04	0.01	0.03	0.03
Deposits		0.03	0.00	0.03	0.03
External liabilities		0.08	0.00	0.08	0.08
Expenses ratio		0.78	(0.06)	0.84	0.83
Total funding cost	(C)	0.74	(0.09)	0.83	0.82
Yield spread	(A) – (B)	1.25	(0.05)	1.30	1.28
Interest margin between loans and deposits		0.47	(0.04)	0.51	0.51
Net interest margin	(A) – (C)	0.55	0.05	0.50	0.49

4.  Gains or Losses on Investment Securities
① Gains or Losses on Bonds
[Non-Consolidated]		For the nine months ended			(Unit: Millions of Yen) For the year ended
		December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
			(A)–(B)
Gains (losses) on bonds		(26,531)	(13,832)	(12,699)	(23,393)
Gain on sales		2,535	724	1,811	1,978
Gain on redemption		–	–	–	–
Loss on sales	(－)	27,640	14,475	13,165	23,114
Loss on redemption	(－)	1,321	10	1,311	2,211
Loss on devaluation	(－)	105	72	33	46

(Reference) Gains (losses) on bonds derivatives				(Unit: Millions of Yen)
	For the nine months ended			For the year ended
	December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
		(A)–(B)
Gains (losses) on bonds derivatives	26,137	13,354	12,783	21,431
Gains (losses) on bonds + Gains (losses) on bonds derivatives	(393)	(476)	83	(1,962)

② Gains or Losses on stocks and other securities		(Unit: Millions of Yen)
[Non-Consolidated]	For the nine months ended	For the year ended
		December 31, 2015 (A)		December 31, 2014 (B)	March 31, 2015 (Reference)
			(A)–(B)
Gains (losses) on stocks and other securities		4,621	4,527	94	1,576
Gain on sales		4,641	4,525	116	1,598
Loss on sales	(－)	－	(13)	13	13
Loss on devaluation	(－)	19	11	8	8

5. Net Unrealized Gains (Losses) on Securities
[Non-Consolidated]	(Unit: Millions of Yen)
	As of December 31, 2015					As of September 30, 2015

	Book Value	Net (A)	(A)–(B)	Unrealized gains	Unrealized losses	Book Value	Net (B)	Unrealized gains	Unrealized losses
Held-to-maturity	203,717	10,841	(150)	10,841	－	208,719	10,991	10,991	－
Available-for-sale	2,359,808	139,928	18,123	147,224	7,296	2,173,510	121,805	131,377	9,571
Equity securities	216,405	119,040	16,483	119,592	551	200,046	102,557	103,123	566
Debt securities	1,405,573	6,579	(299)	7,062	483	1,297,208	6,878	7,394	516
Other securities	737,830	14,308	1,938	20,570	6,261	676,254	12,370	20,859	8,488
Total	2,563,526	150,770	17,974	158,066	7,296	2,382,229	132,796	142,368	9,571
Equity securities	216,405	119,040	16,483	119,592	551	200,046	102,557	103,123	566
Debt securities	1,609,290	17,420	(449)	17,903	483	1,505,927	17,869	18,385	516
Other securities	737,830	14,308	1,938	20,570	6,261	676,254	12,370	20,859	8,488

Notes:	1. “Available-for-sale securities” are marked to market; the difference between book values on the non-consolidated balance sheets and the acquisition cost is posted as “Net”.
2. In addition to “Securities” on the non-consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

[Consolidated]				(Unit: Millions of Yen)
	As of December 31, 2015					As of September 30, 2015

	Book Value	Net (A)	(A)–(B)	Unrealized gains	Unrealized losses	Book Value	Net (B)	Unrealized gains	Unrealized losses
Held-to-maturity	205,919	10,854	(150)	10,854	－	212,424	11,004	11,004	－
Available-for-sale	2,368,762	144,148	18,307	151,488	7,339	2,182,280	125,841	135,466	9,624
Equity securities	225,356	123,260	16,667	123,855	595	208,814	106,593	107,212	619
Debt securities	1,405,575	6,579	(299)	7,062	483	1,297,210	6,878	7,394	516
Other securities	737,830	14,308	1,938	20,570	6,261	676,254	12,370	20,859	8,488
Total	2,574,682	155,002	18,156	162,342	7,339	2,394,704	136,846	146,470	9,624
Equity securities	225,356	123,260	16,667	123,855	595	208,814	106,593	107,212	619
Debt securities	1,611,495	17,433	(449)	17,916	483	1,509,635	17,882	18,399	516
Other securities	737,830	14,308	1,938	20,570	6,261	676,254	12,370	20,859	8,488

Notes:	1. “Available-for-sale securities” are marked to market; the difference between book values on the consolidated balance sheets and the acquisition cost is posted as “Net”.
2. In addition to “Securities” on the consolidated balance sheets, the tables include beneficiary rights to the trust in “Monetary claims bought”.

(Reference)Transition of outstanding balance of securities
[Non-Consolidated]	(Unit: Millions of Yen)
	As of December 31,			As of December 31,	As of September
	2015 (A)	(A)–(B)	(A)–(C)	2014 (B)	30, 2015 (C)
Securities	2,504,388	103,155	184,147	2,401,233	2,320,241
Government bonds	782,125	43,968	131,820	738,157	650,305
Local government bonds	230,609	(32,862)	(9,280)	263,471	239,889
Corporate bonds	596,555	(109,863)	(19,177)	706,418	615,732
Stocks	236,746	21,970	16,358	214,776	220,388
Other securities	658,351	179,943	64,426	478,408	593,925
of which, foreign bonds	249,817	4,129	(5,519)	245,688	255,336
of which, domestic investment trusts	405,897	175,184	69,968	230,713	335,929

[Consolidated]	(Unit: Millions of Yen)
	As of December 31,			As of December 31,	As of September 30,
	2015 (A)	(A)–(B)	(A)–(C)	2014 (B)	2015 (C)
Securities	2,502,662	106,781	182,845	2,395,881	2,319,817
Government bonds	783,628	42,459	130,318	741,169	653,310
Local government bonds	231,309	(32,862)	(9,280)	264,171	240,589
Corporate bonds	596,557	(109,864)	(19,178)	706,421	615,735
Stocks	233,673	27,023	16,542	206,650	217,131
Other securities	657,493	180,026	64,443	477,467	593,050
of which, foreign bonds	249,817	4,129	(5,519)	245,688	255,336
of which, domestic investment trusts	405,897	175,184	69,968	230,713	335,929

6.Derivative contracts
[Consolidated]
① Interest rate contracts	(Unit: Millions of Yen)
		As of December 31, 2015			As of September 30, 2015
		Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)
OTC	Interest rate swaps	4,872,001	9,525	9,525	4,995,248	9,229	9,229
	Others	27,804	(2)	327	27,719	(2)	341
Total			9,522	9,852		9,226	9,570
Note: Derivative contracts subject to hedge accounting are not included in the above table.

② Foreign exchange	(Unit: Millions of Yen)
		As of December 31, 2015			As of September 30, 2015
		Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)
OTC	Currency swaps	43,093	103	103	44,861	123	123
	Forward exchange contracts	178,574	463	463	315,864	(221)	(221)
	Options	42,555	10	200	49,776	19	230
Total			577	766		(78)	132
Note: Derivative contracts subject to hedge accounting are not included in the above table.

③ Stocks contracts	Not applicable

④ Bonds contracts	(Unit: Millions of Yen)
		As of December 31, 2015			As of September 30, 2015
		Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Unrealized Gain (Loss)
Market	Bond futures	2,231	(4)	(4)	1,922	(3)	(3)
OTC	Options	120,000	(820)	(184)	－	－	－
Total			(824)	(188)		(3)	(3)

⑤ Commodity related contracts	Not applicable

⑥ Credit derivative contracts	Not applicable

III.   LOANS, etc. INFORMATION

1.  Risk Managed Loan Information

[Non-Consolidated]	(Unit: Millions of Yen)
	As of December 31, 2015 (A)		As of September 30, 2015 (B)
Risk managed loans		(A)–(B)
Loans to borrowers in bankruptcy	2,875	(770)	3,645
Past due loans	182,357	2,712	179,645
Accruing loans contractually past due for 3 months or more	5,514	645	4,869
Restructured loans	11,922	(513)	12,435
Total	202,670	2,074	200,596
(Amount of partial direct written-off)	35,683	(646)	36,329
Loans and bills discounted	10,036,282	117,249	9,919,033

Notes:	1. The amounts are presented after partial direct written-off.
2. The standard of accrued interest for non-performing loans is based on borrowers classification under the self-assessment guidelines.

[Consolidated]	(Unit: Millions of Yen)
	As of December 31, 2015 (A)		As of September 30, 2015 (B)
Risk managed loans		(A)–(B)
Loans to borrowers in bankruptcy	2,875	(770)	3,645
Past due loans	181,105	2,444	178,661
Accruing loans contractually past due for 3 months or more	5,514	645	4,869
Restructured loans	11,922	(513)	12,435
Total	201,417	1,805	199,612
(Amount of partial direct written-off)	48,270	(833)	49,103
Loans and bills discounted	9,990,345	115,376	9,874,969

Notes:	1. The amounts are presented after partial direct written-off.
2. The standard of accrued interest for non-performing loans is based on borrowers classification under the self-assessment guidelines.

2. Status of Claims disclosed under the Financial Revitalization Law

[Non-Consolidated]	(Unit: Millions of Yen)
		As of December 31, 2015 (A)		As of September 30, 2015 (B)
			(A)–(B)
Unrecoverable or valueless claims		57,936	2,266	55,670
Doubtful claims		128,268	(388)	128,656
Claims in need of special caution		17,437	132	17,305
Sub-total (Claims in need of special caution or below)	A	203,642	2,010	201,632
Claims in need of caution (excluding claims in need of special caution)		923,988	(6,610)	930,598
Claims to normal borrowers (excluding claims in need of caution)		9,047,501	124,900	8,922,601
Sub-total (Normal claims)		9,971,490	118,290	9,853,200
Total (Credit exposures)	B	10,175,132	120,300	10,054,832

Claims in need of special caution based on borrowers classification under the self-assessment guideline		18,551	65	18,486

Non-performing loans ratio (Percentage of claims in need of special caution or below) (%)	A / B	2.0	0.0	2.0

[Consolidated]	(Unit: Millions of Yen)
		As of December 31, 2015 (A)		As of September 30, 2015 (B)
			(A)–(B)
Unrecoverable or valueless claims		57,036	2,020	55,016
Doubtful claims		129,104	(517)	129,621
Claims in need of special caution		17,437	132	17,305
Sub-total (Claims in need of special caution or below)	C	203,578	1,635	201,943
Claims in need of caution (excluding claims in need of special caution)		927,564	(6,977)	934,541
Claims to normal borrowers (excluding claims in need of caution)		9,113,731	120,447	8,993,284
Sub-total (Normal claims)		10,041,296	113,470	9,927,826
Total (Credit exposures)	D	10,244,874	115,105	10,129,769

Claims in need of special caution based on borrowers classification under the self-assessment guideline		19,084	99	18,985

Non-performing loans ratio (Percentage of claims in need of special caution or below) (%)	C / D	1.9	0.0	1.9

3.  Loan Portfolio Information
Domestic branches (excluding loans in offshore market account)

[Non-Consolidated]			(Unit: Millions of Yen)
	As of December 31, 2015 (A)			As of December 31, 2014 (B)	As of September 30, 2015 (C)
		(A)–(B)	(A)–(C)
Total	10,020,49	189,473	116,932	9,831,016	9,903,557
Manufacturing	969,530	12,162	37,508	957,368	932,022
Agriculture and forestry	2,520	(430)	(96)	2,950	2,616
Fishery	6,390	(223)	(107)	6,613	6,497
Mining and quarrying of stone and gravel	4,273	(325)	78	4,598	4,195
Construction	226,457	(5,126)	7,229	231,583	219,228
Electric power, gas, heat supply and water supply	27,717	7,359	(52)	20,358	27,769
IT and telecommunication	62,590	(2,241)	1,225	64,831	61,365
Transport and postal activities	319,608	(1,734)	2,241	321,342	317,367
Wholesale and retail	808,367	(15,373)	16,412	823,740	791,955
Finance and insurance	204,383	5,681	10,310	198,702	194,073
Real estate and goods rental and leasing	2,754,020	118,167	37,255	2,635,853	2,716,765
Other services	764,668	15,620	6,802	749,048	757,866
Local governments	274,913	39,819	(3,011)	235,094	277,924
Others	3,595,048	16,124	1,141	3,578,924	3,593,907

4.  Loans Information
[Non-Consolidated]
①Balances of Loans (All branches)

	For the nine months ended		(Unit: Billion of Yen) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
(Outstanding balance)	10,036.2	188.7	9,847.5	9,919.0
(Average balance)	9,863.2	268.8	9,594.4	9,832.9

②Breakdown of Loans (outstanding balance) and Ratio of loans to small and medium-sized businesses, etc.
Domestic branches (excluding loans in offshore market account)				(Unit: Billions of Yen)
		As of December 31, 2015			As of December 31, 2014	As of September 30, 2015
		(A)	(A)–(B)	(A)–(C)	(B)	(C)
Total	A	10,020.4	189.4	116.9	9,831.0	9,903.5
Loans to large and medium-sized businesses		1,582.5	6.8	43.6	1,575.7	1,538.9
Loans to small and medium-sized businesses, etc.	B	8,039.7	137.7	66.8	7,902.0	7,972.9
Loans to small and medium-sized businesses		3,173.6	102.8	69.9	3,070.8	3,103.7
Loans to individuals		4,866.1	35.0	(3.1)	4,831.1	4,869.2
Residential loans		4,503.5	26.4	(1.8)	4,477.1	4,505.3
	Housing loans	3,057.5	(12.9)	(7.6)	3,070.4	3,065.1
	Apartment loans	1,445.9	39.2	5.8	1,406.7	1,440.1
Other individual loans		362.6	8.6	(1.2)	354.0	363.8
Public sectors		398.1	44.9	6.5	353.2	391.6

Retail Loans in Kanagawa Prefecture		6,785.3	78.9	39.7	6,706.4	6,745.6
Note: Retail Loans in Kanagawa Prefecture = outstanding balance of loans to small and medium-sized businesses, etc. of which in Kanagawa Prefecture
						(Unit: %)
Ratio of loans to small and medium-sized businesses, etc.	B / A	80.2	(0.1)	(0.3)	80.3	80.5

(Reference)		For the nine months ended		(Unit: Billions of Yen) For the six months ended
		December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
			(A)–(B)
New housing Loans	(Notes 1 and 2)	132.7	(61.7)	194.4	91.8
New apartment Loans	(Note 1)	124.2	12.7	111.5	91.9

Notes:	1. Our managerial accounting basis
2. Excluding Flat 35

③Breakdown of Loans (average balance)
Domestic branches (excluding loans in offshore market account)

	For the nine months ended		(Unit: Billions of Yen) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
Total	9,848.1	270.0	9,578.1	9,817.6
Loans to large and medium-sized businesses	1,526.0	28.2	1,497.8	1,518.9
Loans to small and medium-sized businesses, etc.	7,930.2	186.5	7,743.7	7,907.9
Loans to small and medium-sized businesses	3,066.0	114.9	2,951.1	3,043.1
Loans to individuals	4,864.1	71.5	4,792.6	4,864.8
Residential loans	4,502.3	62.7	4,439.6	4,504.2
Housing loans	3,071.6	24.4	3,047.2	3,077.7
Apartment loans	1,430.7	38.4	1,392.3	1,426.5
Other individual loans	361.8	8.9	352.9	360.5
Public sectors	391.8	55.3	336.5	390.6

5. Deposits Information
[Non-Consolidated]
① Balances of Deposits (All branches)

	For the nine months ended		(Unit: Billions of Yen) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
(Outstanding balance)	12,125.2	340.3	11,784.9	12,017.5
(Average balance)	12,038.9	432.8	11,606.1	12,054.0

② Breakdown of depositors’ categories
Domestic branches (excluding deposits in offshore market account)

				(Unit: Billions of Yen)
<Outstanding balance>	As of December 31, 2015 (A)			As of December 31, 2014 (B)	As of September 30, 2015 (C)

		(A)–(B)	(A)–(C)
Individual	9,270.7	235.7	213.6	9,035.0	9,057.1
Of which, liquid deposits	6,441.4	235.8	233.8	6,205.6	6,207.6
Of which, fixed deposits	2,798.9	5.4	(20.1)	2,793.5	2,819.0
Corporate	2,418.1	36.8	29.3	2,381.3	2,388.8
Local Public	301.7	32.2	(84.8)	269.5	386.5
Financial institutions	61.8	(4.8)	(51.4)	66.6	113.2
Total	12,052.5	300.0	106.7	11,752.5	11,945.8

Of which, deposits in Kanagawa Prefecture	11,054.3	272.3	59.4	10,782.0	10,994.9

	For the nine months ended			(Unit: Billions of Yen) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
<Average balance>		(A)–(B)
Individual	9,066.5	246.9	8,819.6	9,042.3
Corporate	2,391.6	91.7	2,299.9	2,392.9
Local Public	441.9	62.5	379.4	475.9
Financial institutions	73.6	(2.9)	76.5	75.8
Total	11,973.7	398.1	11,575.6	11,987.0

Of which, deposits in Kanagawa Prefecture	10,998.6	368.7	10,629.9	11,013.7

6.  Individual Deposit Assets, etc.
① Balances of deposit assets for individuals

[Non-Consolidated]					(Unit: Billions of Yen)
		As of December 31, 2015 (A)			As of December 31, 2014 (B)	As of September 30, 2015 (C)
			(A)–(B)	(A)–(C)
	Investment trusts	578.5	(29.3)	7.2	607.8	571.3
Insurance		987.3	20.0	26.4	967.3	960.9
	Foreign currency deposits	28.3	(5.5)	(0.2)	33.8	28.5
	Public bonds	143.1	(49.4)	(8.0)	192.5	151.1
Total balance of investment products for individuals	A	1,737.4	(64.2)	25.4	1,801.6	1,712.0
Individual deposits (deposits in yen)		9,242.4	241.3	213.9	9,001.1	9,028.5
Total individual deposit assets	B	10,979.8	177.0	239.2	10,802.8	10,740.6
Ratio of investment products for individuals	A / B	15.8%	(0.8%)	(0.1%)	16.6%	15.9%

[Consolidated]
Investment products for individuals at Hamagin Tokai Tokyo Securities Co.,Ltd.	C	346.2	(7.3)	26.5	353.5	319.7
Total balance of investment products for individuals (Group total)	D＝A＋C	2,083.6	(71.5)	51.8	2,155.1	2,031.8
Total individual deposit assets (Group total)	E＝B＋C	11,326.1	169.8	265.7	11,156.3	11,060.4
Ratio of investment products for individuals (Group total)	D / E	18.3%	(1.0%)	0.0%	19.3%	18.3%

② Sales amount of investment products for individuals
[Consolidated]	For the nine months ended	(Unit: Billions of Yen) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
Sales amount of Investment trusts (The Bank of Yokohama, Ltd.)	226.3	(108.9)	335.2	170.1
Sales amount of Insurance (The Bank of Yokohama, Ltd.)	131.8	19.6	112.2	92.4
Sales amount of Investment products for individuals at Hamagin Tokai Tokyo Securities Co., Ltd.	106.9	(43.4)	150.3	79.6
Sales amount of investment products for individuals (Group total)	465.2	(132.6)	597.8	342.2

7. Loan-Deposit Ratio and Securities-Deposit Ratio
[Non-Consolidated]
① Loan-deposit ratio (All branches)

	For the nine months ended		(Unit: %) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
Ratio by outstanding balance	80.82	(2.08)	82.90	80.88
Ratio by average balance	80.41	(1.41)	81.82	80.43

Note: Deposits include negotiable certificates of deposit.

② Securities-deposit ratio (All branches)

	For the nine months ended		(Unit: %) For the six months ended
	December 31, 2015 (A)		December 31, 2014 (B)	September 30, 2015 (Reference)
		(A)–(B)
Ratio by outstanding balance	20.16	(0.05)	20.21	18.92
Ratio by average balance	20.46	0.50	19.96	20.55

Note: Deposits include negotiable certificates of deposit.

Capital ratio as of December 31, 2015 will be announced when it is fixed.